Exhibit 99.1

A SUBSIDIARY OF ELBIT IMAGING HAS SIGNED A NON-BINDING LETTER OF INTENT WITH AN INTERNATIONAL INVESTMENT FUND TO SELL ITS SHAREHOLDINGS IN THE RADISON COMPLEX IN BUCHAREST, ROMANIA

Tel Aviv, Israel, August 18, 2017, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, that a Company’s wholly owned indirect subsidiary (“Seller”) has signed a non-binding letter of intent (“LOI”) with an international investment fund (the “Purchaser”) to sell its entire shareholding (approximately 98.2%) in a company owning the Radisson Complex in Bucharest, Romania (“Target Shares”), based on a Property Value of approximately Euro177.5 million (the “Transaction”).

The consummation of the Transaction, which expected to occur within three to four months from the signing of the LOI, is subject to the fulfillment of certain conditions, including inter alia: (i) the successful conclusion by the Purchaser of its due diligence investigations; (ii) the signing of a binding share purchase agreement (“SPA”); and (iii) the fulfillment of certain conditions precedent as will be finally determined in the SPA, including obtaining the approval of the Romanian Competition Council, and the obtaining of externally sourced financing by the Purchaser.

The net proceed to the Company will be calculated following the repayment of the secured bank loan, customary working capital adjustments and other agreed adjustments as of the closing date.

During the period starting on the date of the signing of the LOI and terminating on the earlier to occur of the date of the execution of the SPA, or the date of the termination of the LOI by either party (the “Exclusivity Period”), the Seller and its representatives have undertaken to refrain from negotiating with any other third party other than the Purchaser for the purpose of selling the Target Shares or the Radisson Complex.

As of the date hereof, there can be no certainty that the SPA will be signed and/or that the Transaction will be consummated.

About the Radisson Complex

The Radisson Complex is located in the heart of Bucharest, Romania with 763 rooms. The Complex includes the Radisson Blu hotel which is the leading five stars hotel in Romania, with a capacity of 487 rooms, the newly renovated four star Park Inn Hotel with a capacity of 276 rooms and 7,200 sqm of commercial area that includes the biggest Casino in Bucharest, a fitness center and fashion shops.

The Radisson Blu hotel and the Park Inn hotel are managed by Rezidor, which is part of Carlson Rezidor Hotel Group.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com